THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

AMULET GROUP HOLDINGS, INC.

SUBSCRIPTION AGREEMENT AND QUESTIONNAIRE

1. Subscription. The undersigned hereby subscribes for and agrees to purchase that number of shares of Seed Preferred, par value $0.0001 (the "Shares") of Amulet Group Holdings, Inc., a Delaware corporation (the "Company") as indicated on the signature page hereof, at a purchase price per share of $2.00, pursuant to this Subscription Agreement and Questionnaire (the "Subscription Agreement") and subject to acceptance of this Subscription Agreement by the Company and payment by the undersigned for the Shares. This offering is being made without registration of the Shares pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding under the Securities Act ("Regulation Crowdfunding"). The undersigned acknowledges and agrees that if the undersigned does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to Company upon closing of the offering and the investor will receive Shares. The undersigned acknowledges receipt of the Company's disclosure document attached as Form C, and the undersigned represents that he, she, or it has reviewed that document, including, but not limited to, the section entitled "Risk Factors."

2. Representation, Warranties, and Covenants of the Undersigned. By executing this Subscription Agreement, the undersigned hereby represents and warrants to and covenants with the Company, its agents, and employees as follows:

(a) The undersigned has been given access to full and complete information regarding the Company. In addition, the undersigned has obtained such information regarding the Company as the undersigned has reasonably requested, and, particularly, the undersigned has been given reasonable opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of the purchase of the Shares and to obtain any additional information concerning the Company's business to the extent reasonably available so as to understand more fully the nature of the investment and to verify the accuracy of the information supplied.

(b) The undersigned has full power and authority to enter into this Subscription Agreement, and such agreement constitutes the undersigned's valid and legally binding obligation, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) to the extent the indemnification provisions contained in this Subscription Agreement may be limited by applicable federal or state securities laws.

(c) In determining to purchase Shares, the undersigned has relied solely upon the advice of the undersigned's legal counsel and accountants or other financial advisors with respect to the financial, tax, and other considerations relating to the purchase of Shares.

(d)   The undersigned and the undersigned's personal advisors have received from the Company all requested documents, records, and books pertaining to the investment in the Shares so as to enable undersigned to evaluate the merits and risks of this investment. The undersigned understands and acknowledges that all documents were prepared by the Company and that no independent legal counsel, accountant, or financial advisor has passed upon or assumed any responsibility for the accuracy, completeness, or fairness of information provided to the undersigned and no independent legal counsel, accountant, or financial advisor has independently verified or investigated in any way the accuracy, completeness, or fairness of such information.

(e)   The undersigned (i) can bear the economic risk of the investment in the Shares, including the total loss of the undersigned's investment; (ii) has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in the Shares; and (iii) understands the non-liquid nature of an investment in the Shares.

(f)   The undersigned acknowledges and understands that the Shares are a speculative investment that involves a high degree of risk and there can be no guarantee of the amount of or type of profit, if any, to be realized as a result of an investment in the Shares.

(g)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares, or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned. The undersigned is an investor in securities of companies in the development stage and acknowledges that he, she, or it, is able to fend for herself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that she is capable of evaluating the merits and risks of the investment in the Shares.

(h)   The undersigned is presently a bona fide resident of the state listed below and has no present intention of becoming a resident of any other state or jurisdiction.

(i)   The undersigned acknowledges that the Company is relying on exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and afforded by applicable state statutes and regulations.

(j)   The undersigned understands that the Shares will not be registered under the Securities Act or the securities laws of any state and are subject to substantial restrictions on transfer.

(k)   The undersigned acknowledges that the Shares being acquired will be acquired for the undersigned's own account without a view to public distribution, transfer, resale, or assignment and that the undersigned has no contract, undertaking, agreement, or arrangement to sell or otherwise transfer or dispose of the Shares or any portion thereof to any other person.

(l)   The undersigned agrees that the undersigned will not sell or otherwise transfer or dispose of the Shares or any portion thereof unless such Shares are registered under the Securities Act and any applicable state securities laws or the undersigned obtains an opinion of counsel that is satisfactory to the Company that such Shares may be sold in reliance on an exemption from such registration requirements.

(m)   The undersigned understands that (i) the Company has no obligation or intention to register the Shares for resale or transfer under the Securities Act or any state securities laws, and there is no assurance that the Company will be able to make available such information or other information that would make available any exemption from the registration requirements of any such laws; and (ii) the undersigned therefore may be precluded from selling or otherwise transferring or disposing of the Shares or any portion thereof for an indefinite period of time or at any particular time.

(n)   The undersigned understands that no federal or state agency, including the Securities and Exchange Commission or the securities commission or authorities of any other state, has approved or disapproved the Shares or made any finding or determination as to the fairness of the Shares for investment.

(o)   The undersigned is not subject to back-up withholding provisions of Section 3406(a)(1) of the Internal Revenue Code.

(p)   If subject to the Employee Retirement Income Security Act ("ERISA"), the undersigned is aware of and has taken into consideration the diversification requirements of Section 404(a)(3) of ERISA in determining to purchase the Shares and the undersigned has concluded that the purchase of the Shares is prudent.

(q)   If the undersigned is acquiring the Shares in a fiduciary capacity, (i) the above representations, warranties, agreements, acknowledgments, and understandings shall be deemed to have been made on behalf of the person or persons for whose benefit such Shares are being acquired, (ii) the name of such person or persons is indicated below under the subscriber's name, and (iii) such further information as the Company deems appropriate shall be furnished regarding such person or persons.

(r)   Neither the Company nor any person representing or acting on behalf of the Company, or purportedly representing or acting on behalf of the Company, has made any representations, warranties, agreements, or statements other than those referenced herein that influenced or affected the undersigned's decision to purchase the Shares.

(s)   The foregoing representations and warranties are true and accurate as of the date hereof and shall survive the delivery of payment. The undersigned understands that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements, and understandings set forth herein in order to determine the suitability of the undersigned to acquire Shares. The undersigned agrees promptly to notify the Company of any changes to any of the foregoing.

3.   Certain Limitations.

(a)   All stockholders are subject to certain restriction as set forth in the Company's amended and restated stockholders' agreement, copies of which will be provided to such person by the Company, which stockholders' agreement provides, among others, first refusal upon transfer of the Company's capital stock, "drag along" rights in the event of a change of control of the Company, and an agreement to vote at all elections of stockholders in favor of the board of directors as designated by the founder and CEO.

(b)   In addition to any other limitation on transfer created by applicable securities laws or the stockholders' agreement, the undersigned shall not assign, hypothecate, donate, encumber, or otherwise dispose of any interest in the Shares except in compliance with the provisions herein and applicable securities laws. The undersigned hereby further acknowledges that the undersigned may be required to hold the Shares purchased hereunder indefinitely. During the period of time during which the undersigned holds the Shares, the value of the Shares may increase or decrease, and any risk associated with such Shares and such fluctuation in value shall be borne by the undersigned.

(c)   The Company shall not be required (a) to transfer on its books any capital stock of the Company which shall have been transferred in violation of any of the provisions set forth in this Subscription Agreement, any other limitation on transfer created by applicable securities laws, or the Company's stockholders' agreement, or (b) to treat as owner of such Shares, to accord the right to vote as such owner, or to pay dividends to any transferee to whom such Shares shall have been so transferred.

(d)   This Subscription Agreement is not an employment contract or consulting contract, and nothing in this Subscription Agreement shall affect in any manner whatsoever the right or power of the Company (or a parent or subsidiary of the Company) to terminate the undersigned's employment or consulting arrangement with the Company, if applicable, for any reason at any time, with or without cause and with or without notice.

(e)   In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding, and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Shares for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act, and to take any and all actions determined by the CEO in good faith to be advisable to transfer any Shares held by the undersigned into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Shares. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange, or take such actions, in a timely manner, the Company may repurchase the Securities at the purchase price (per share) originally paid by the undersigned.

4.   Proxy.

(a)   By signing this Subscription Agreement, the undersigned hereby appoints the CEO, or his or her successor, as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this Subscription Agreement and on behalf of the undersigned, (i) execute and acknowledge the stockholders' agreement on behalf of the undersigned in its capacity as a stockholder thereof, (ii) vote all Shares, (iii) execute any and all other instruments that the CEO deems necessary or appropriate to qualify and continue the Company as a corporation and also all conveyances and other instruments as the CEO deems necessary or appropriate to reflect the dissolution and termination of the Company in accordance with the terms of the stockholders' agreement. (iv) give and receive notices and communications, (v) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this Subscription Agreement, (vi) execute, acknowledge, and deliver all conveyance and other instruments that the CEO deems appropriate, in accordance with the stockholders agreement, to effect the transfer of Shares, to admit or substitute stockholders, to sell, exchange, or dispose of assets or properties of the Company, to borrow money and otherwise enter into financing transactions, and to execute all amendments and restatements of these agreements and instruments, and (vii) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the undersigned pursuant to this Section 4 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the undersigned is an individual, will survive the death, incompetency, and disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned or any other entity holding the Shares. The CEO is an intended third-party beneficiary of this Section and has the right, power, and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the undersigned's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her, or its capacity as representative of the undersigned pursuant to this Subscription Agreement while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations, or liabilities on behalf of the undersigned otherwise exist against the Proxy. The undersigned shall indemnify, defend, and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the undersigned pursuant to this Subscription Agreement, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the total aggregate purchase price of the undersigned's Shares pursuant to this Subscription Agreement). In no event will the Proxy be required to advance his, her, or its own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this Subscription Agreement.

(a)   A decision, act, consent or instruction of the Proxy constitutes a decision of the undersigned and is final, binding, and conclusive upon the undersigned. The Company, stockholders of the Company, and any other third party may rely upon any decision, act, consent, or instruction of the Proxy as being the decision, act, consent, or instruction of the undersigned.

(b)   The Company, stockholders of the Company, and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(c)   The undersigned hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this Subscription Agreement and any securities held by the undersigned into a special-purpose vehicle or other entity designed to aggregate the interests of holders of securities issued in this offering.

5.   Miscellaneous.

(a)   All notices or other communications given or made hereunder shall be made using electronic mail, or made in writing and delivered or mailed by registered or certified mail, return receipt requested, postage prepaid to the undersigned at the address set forth herein and to the Company at the address set forth in the Subscription Agreement.

(b)   Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all terms and provisions hereof shall be construed in accordance with and governed by the laws of the state of Delaware.

(c)   This Subscription Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and may be amended only by a writing executed by all of the parties.

(d)   This Subscription Agreement shall be binding upon the heirs, estate, legal representatives, successors, and assigns of the parties.

6.   Representations as Investor Qualification . The purpose of the following information is to assure the Company that it may rely on the exemption from registration requirements of the Securities Act and of any applicable state securities laws or regulation. Your answers will at all times be kept strictly confidential. However, by signing this Subscription Agreement, you agree that the Company may present such information to such parties as the Company deems appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under the Securities Act or any applicable state securities laws or regulations, or if the contents are relevant to any issue in any action, suit, or proceeding to which the Company or any agent of the Company involved in offering the Shares is a party or by which the Company is or may be bound. Your investment in the Shares will not be accepted until the Company determines that you satisfy all of the suitability standards.

To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor of that income or net worth.

The undersigned has read the requirements under Rule 100(a)(2) of Regulation Crowdfunding, and certifies: (i) the undersigned is an individual (not a partnership, corporation, etc.) who had an income, or joint income with that person's spouse, less than $107,000, or joint net worth with that person's spouse, at the time of purchase less than $107,000, or (ii) the undersigned is an individual (not a partnership, corporation, etc.) who had an income, or joint income with that person's spouse, in excess of $107,000, or joint net worth with that person's spouse, at the time of purchase in excess of $107,000.

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IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:

Amulet Group Holdings, Inc.
_____

Founder Signature
_____

Name: __[FOUNDER NAME]__

Title: __[FOUNDER TITLE]__

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____

By: _____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited